CONTROL PERSON IDENTIFICATION

Stephens Investment Management Group LLC is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Investments Holdings LLC, Warren A. Stephens Trust UID 9/30/87, Warren A. Stephens, Warren Miles Amerine Stephens 2012 Trust UID 12/27/2012, John Calhoun Stephens 2012 Trust UID 12/27/2012, Laura Whitaker Stephens 2012 Trust UID 12/27/2012, Warren Miles Amerine Stephens, and John Calhoun Stephens, may be deemed parent holding companies or control persons of Stephens Investment Management Group LLC in accordance with Rule 13d-1(b)(1)(ii)(G), however, each of such persons expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the securities covered by this statement.